MEMORANDUM

DATE:	November 19, 2010

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	Dril-Quip, Inc.

RE:

Dril-Quip, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Proxy Statement on Schedule 14A

Filed April 8, 2010

Response Letter Dated October 13, 2010

File No. 1-13439

We are responding to comments received from Ms. Anne Nguyen Parker, Branch Chief of the Division of Corporation Finance of the United States Securities and Exchange Commission, by letter dated November 8, 2010 to Dril-Quip, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009, filed February 26, 2010, the Company’s Proxy Statement on Schedule 14A, filed April 8, 2010 and the Company’s Response Letter, dated October 13, 2010. We propose to address the Staff’s comments in this response letter and, on an ongoing basis, in our future proxy statements.

We respectfully request that the Staff review our response at its earliest convenience. Please advise us of any further comments as soon as possible. For your convenience, our response is prefaced by the Staff’s comment in bold text.

General

1.	We note your response to our prior comment 3 from our letter dated September 29, 2010. Please include specific disclosure of the annual budget amounts for each item (revenues and expenses, operating income, net income, earnings per share) the compensation committee used in order to make its salary determinations.

Response:

In our discussion of base salaries for our named executive officers in subsequent proxy statement filings, we propose to revise our disclosure to address the Staff’s comments, including specific disclosure of the applicable annual budget amounts or other financial performance measures, as appropriate, reviewed by the Nominating, Governance and Compensation Committee of the Company’s Board of Directors in setting base salaries.

By way of example, if such disclosure would have been in our Proxy Statement for our annual meeting of stockholders in 2010, it would have read substantially as follows:

Base Salary

We evaluate base salaries for our Co-Chief Executive Officers and our Chief Financial Officer annually. The base salaries for our Co-Chief Executive Officers are reviewed and approved by the Nominating, Governance and Compensation Committee (the “Committee”). Adjustments to the base salary of our Chief Financial Officer are recommended by our Co-Chief Executive Officers for approval by the Committee.

Base salaries for our named executive officers are based on a review of numerous factors, including our financial and operating performance during the relevant period and the executive officer’s contribution to our success. Salary determinations are subjective and are not based on any formula. The Committee and the Co-Chief Executive Officers, as applicable, make a subjective assessment of the Company’s actual financial results compared to the Company’s overall annual budget based on the financial statements as a whole, taking into account market and economic conditions unknown during the preparation of the relevant annual budgets. Among other items, the Committee and the Co-Chief Executive Officers compare the Company’s actual revenues and expenses, operating income, net income and earnings per share to the budgeted amounts for these items.

The Committee typically meets in September or October to determine base salaries for our Co-Chief Executive Officers. In determining such base salaries in October 2009, the relevant budgetary data available to the Committee included information from the last six months of 2008 and the first six months of 2009. The 2008 budget was prepared by our Co-Chief Executive Officers and approved by the Committee at its February 2008 meeting, and the 2009 budget was prepared by our Co-Chief Executive Officers and approved by the Committee at its March 2009 meeting. For the twelve months ended June 30, 2009, the Company’s 2008 and 2009 annual budgets forecasted revenues of $562 million, expenses of $416 million, operating income of $145 million, net income of $107 million and earnings per share of $2.65. Actual results for the same periods were revenues of $529 million, expenses of $388 million, operating income of $140 million, net income of $104 million and earnings per share of $2.63. In addition, the Committee recognized, and took into account, economic and market factors affecting the Company during the period, including the ongoing economic recession in the United States and general economic contraction worldwide, steep declines in oil and natural gas prices in the latter half of 2008 and 2009 from record highs in mid-2008 and the ongoing credit crisis and weakness in the global financial system.

Our Co-Chief Executive Officers received the following base salaries for the twelve-month period ended October 7, 2009, and are receiving the following base salaries for the twelve-month period ending October 7, 2010:

Name	Twelve-Month Period Ended October 7, 2009		Twelve-Month Period Ending October 7, 2010
Larry E. Reimert	$565,000		$585,000
J. Mike Walker	$565,000		$585,000
Gary D. Smith	$565,000	(1)	—

(1)	Reflects the base salary in effect at the time of Mr. Smith’s death.

In February 2010, in connection with the review of certain of our senior management, our Co-Chief Executive Officers recommended an increase in the base salary of our Chief Financial Officer to $270,000 effective March 8, 2010, which the Committee reviewed and approved. Our Co-Chief Executive Officers expect to review our Chief Financial Officer’s base salary again in February or March 2011.

Our Chief Financial Officer, Jerry M. Brooks, received the following base salary for the twelve-month period ended March 7, 2010, and is receiving the following base salary for the twelve-month period ending March 7, 2011:

Name	Twelve-Month Period Ended March 7, 2010	Twelve-Month Period Ending March 7, 2011
Jerry M. Brooks	$255,000	$270,000

For 2010, this reflects increases of $20,000 (or 3.5%) and $15,000 (or 5.8%) over 2009 base salaries for our current Co-Chief Executive Officers and Mr. Brooks, respectively.

We propose to include similar disclosure in our future proxy statements.

November 19, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mr. Douglas Brown

Re:	Acknowledgments Related to Dril-Quip, Inc.’s Response to the Staff’s Comment Letter dated November 8, 2010

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated November 8, 2010 from Anne Nguyen Parker, Branch Chief, with respect to the Annual Report on Form 10-K for the year ended December 31, 2009, filed February 26, 2010, the Proxy Statement on Schedule 14A, filed April 8, 2010, and the Response Letter, dated October 13, 2010, of Dril-Quip, Inc. (the “Company”), the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DRIL-QUIP, INC.

By:	/s/ Jerry M. Brooks
Jerry M. Brooks
Vice President - Finance, Chief Financial Officer and Secretary